EXHIBIT 21

SUBSIDIARIES

| | |
|---|---|
| Alert Alarm Company, Inc. | California |
| American Burglar & Fire Alarm Co. | New Mexico |
| American Home Security, Inc. | Nevada |
| Criticom International Corporation | New Jersey |
| Everest Video Systems, LLC | Delaware LLC – 50% membership |
| Guardian Group, LLC | New Jersey |
| Integrated Alarm and Security, LLC | New Jersey |
| Integrated Alarm Services, Inc. | Delaware |
| Madison Protection, Inc. | Delaware |
| Monital Funding Corporation | New Jersey |
| Monital Signal Corporation | New Jersey |
| Morlyn Financial Group, LLC | New Jersey |
| National Alarm Computer Center, Inc. | Delaware |
| Norco Alarms, Inc. | California |
| Securion Central Control Inc. | Delaware |
| Securion Protection Network Inc. | Delaware |
| Security General Corporation | California |
| Shield Signal Corp. | California |
| Teleguard Security Systems, Inc. | California |
| Walter Breese, Incorporated | California |